Room 4561

May 31, 2007

Mr. Stephen Green
Senior Vice President and
 General Counsel
IHS Inc.
15 Inverness Way East
Englewood, CO 80112

      Re: **IHS Inc.**
              Form 10-K for Fiscal Year Ended November 30, 2006
              Filed January 24, 2007
              File No. 001-32511

Dear Mr. Green:

We have completed our review of your Form 10-K for the year ended November 30, 2006 and have no further comments at this time.

Very truly yours,

Mark Kronforst
Accounting Branch Chief